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                              March 4, 2022

       Marshall Witt
       Chief Financial Officer
       TD SYNNEX CORP
       44201 Nobel Drive
       Freemont, CA 95438

                                                        Re: TD SYNNEX CORP
                                                            Form 10-K for
Fiscal Year Ended November 30, 2021
                                                            File No. 001-31892

       Dear Mr. Witt:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K filed January 28, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Certain non-GAAP financial information, page 33

   1. Please describe to us in detail the nature of the adjustments included in the "Purchase accounting adjustments"
line item. Also tell us the expected duration of these
                                                        adjustments.
       Consolidated Statements of Operations, page 53

   2. Please tell us the nature and related amounts of depreciation and amortization included in cost of revenue. In
addition, tell us your consideration of SAB Topic 11:B.
       Notes to the Consolidated Financial Statements
       Note 2- Summary of Significant Accounting Policies
       Revenue recognition, page 61
 Marshall Witt
TD SYNNEX CORP
March 4, 2022
Page 2
3. You state that you disaggregate operating segment revenue by geography, which the
         Company believes provides a meaningful depiction of the nature of its revenue. On page
         5 you describe product offerings which show two portfolios: Endpoint Solutions and
         Advanced Solutions. You state next-generation technology solutions, along with services offerings, span both Endpoint and Advanced Solutions portfolios. We also note your discussion in your Q4 2021 earnings call focusing on next-generation technologies and services. Please tell us what consideration you gave to disaggregating revenue by product offerings in addition to geography. Refer to ASC 606 guidance in paragraphs 606-10-55-
         89 through 55-91.
Note 3 - Acquisitions, page 64

4. We note you recorded $3.86 billion as the fair value of customer relationships with a weighted average useful life of 14 years. Please tell us how you evaluated the guidance in
         ASC 350-30-35-3 in determining the useful life, including explaining the characteristics of the customer list that support this assigned life, and all other pertinent factors considered in your analysis.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at
202-551-
3336 with any questions.



FirstName LastNameMarshall Witt                               Sincerely,
Comapany NameTD SYNNEX CORP
                                                              Division of
Corporation Finance
March 4, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName